FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2003.

Total number of pages: 13.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

1. [Nomura Holdings, Inc. Makes Announcement on Executive Officers]	4

2. [Organizational Changes]	7

3. [(English Translation) Notice of Resolutions of The Ordinary General Meeting of Shareholders]	9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:	June 27, 2003

Tokyo, 26 June 2003

Nomura Holdings, Inc. Makes Announcement on Executive Officers

Today, Nomura Holdings, Inc. (NHI) announced the assignments of executive officers.

Nomura Holdings, Inc.

Name / Title	Assignment

Senior Managing Director Junichi Ujiie

President & Chief Executive Officer (Representative Executive Officer) Nobuyuki Koga	• Chief Executive Officer (CEO)

Deputy President & Chief Operating Officer (Representative Executive Officer) Hiroshi Toda	• Chief Operating Officer (COO)

Deputy President & Co-Chief Operating Officer (Representative Executive Officer) Kazutoshi Inano	• Co-Chief Operating Officer (Co-COO) • Head of Asset Management

Senior Managing Director Takashi Tsutsui

Senior Managing Director Takashi Yanagiya	• Head of Domestic Retail

Senior Managing Director Kenichi Watanabe	• Head of Global Risk Management / Global IR / Global IT & Operations

Senior Managing Director Takumi Shibata	• Head of Global Wholesale

Senior Managing Director Hiromi Yamaji	• Regional Management of Europe Region

Senior Managing Director Manabu Matsumoto

Senior Managing Director Yoshifumi Kawabata	• Head of Global Merchant Banking

Senior Managing Director Shogo Sakaguchi

Senior Managing Director Masanori Itatani	• Head of Global Corporate Communications • In charge of Nomura Holdings’ General Affairs Dept., Secretariat

Senior Managing Director Yoshimitsu Oura

Senior Managing Director Yusuke Yamada

Senior Managing Director Hitoshi Tada

Senior Managing Director Kenichi Fukuhara	• Head of Global Research

Senior Managing Director Yasuo Agemura	• Head of Global Fixed Income

Senior Managing Director Hideyuki Takahashi	• Regional Management of Americas Region

Senior Managing Director Hiroshi Tanaka	• Head of Global Equity

Senior Managing Director Noriyuki Ushiyama	• Head of Global Investment Banking

Senior Managing Director Noriyasu Yoshizawa	• Regional Management of Asia & Oceania Region

Senior Managing Director Yasuo Yoshihara	• In charge of Nomura Holdings’ Ethics & Discipline Dept.

Senior Managing Director Akira Maruyama	• Chief Financial Officer (CFO) • Head of Global Treasury / Global Controller • In charge of Nomura Holdings’ Tax Management Dept.

Senior Managing Director Kamezo Nakai

Senior Managing Director Akio Nakaniwa

Senior Managing Director Takahide Mizuno

Ends

For further information please contact:

Name	Company	Telephone

Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Tokyo, 26 June 2003

Organizational Changes

Today, Nomura Holdings, Inc. (NHI) announces the following organizational changes effective from June 26, 2003.

Nomura Holdings, Inc.

1. Management Structure

(1)	The Board of Executive Officers and the Executive Management Board are to be newly established.
(2)	The Strategic Management Committee is to be dissolved.

2. Departments

(1)	The Office of Audit Committee is to be newly established.
(2)	The Office of Statutory Auditors is to be dissolved.
(3)	The Secretariat is to be newly established.

Nomura Securities Co., Ltd.

1. Management Structure

(1)	The Board of Executive Officers is to be newly established.
(2)	The Executive Management Committee is to be dissolved.

2. Departments

(1)	The Office of Audit Committee is to be newly established.
(2)	The Office of Statutory Auditors is to be dissolved.

Ends

For further information please contact:

Name	Company	Telephone

Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

[English Translation]

June 26, 2003

To: Shareholders

Nobuyuki Koga

President and Chief Executive Officer

Nomura Holdings, Inc.

1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Resolutions of

The Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support for Nomura Holdings, Inc. (the “Company”).

You are hereby notified that the following matters were reported or resolved at the 99th Ordinary General Meeting of Shareholders held today.

I would like to thank you, our shareholder, for your continued support and encouragement to the activities of the Company and the Nomura Group.

Description

m Matters to be Reported

Report on the 99th Business Report of the Company’s Operations (April 1, 2002 – March 31, 2003), Balance Sheet (as of March 31, 2003) and Statement of Income.

The accounting documents above were reported.

m Matters to be Resolved:

Proposal No. 1: Approval of the Proposed Appropriation of Retained Earnings for the 99th Fiscal Year

This proposal was approved as originally submitted.

The dividend per share was determined to be ¥15.00.

Proposal No.2: Amendments of the Articles of Incorporation

This proposal including the following amendments to the Articles of Incorporation was approved as originally submitted.

(i) The adoption of the Committee System

In accordance with the enforcement of the “Law regarding Amendments to the Commercial Code, etc. (Law No. 44, 2002)”, the Company will make necessary amendments to the Articles of Incorporation to apply the special provisions regarding the Committee System prescribed in Chapter 2, Section 4 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (Law No. 22, 1974)”.

(ii) Establish new provisions to limit the liabilities of directors, etc.

The Company will establish provisions to release the liabilities of directors or executive officers to the Company to the extent permitted by laws or ordinances. Also, the Company will establish a provision that will enable the Company to execute an agreement with outside directors limiting their liabilities to the Company to the extent permitted by laws or ordinances.

(iii) Others

The Company will establish provisions regarding request for purchasing less-than-a-full-unit-shares, the system for registration of loss of share certificates, the special resolutions of a general meeting of shareholder and the interim dividend system and delete the provision regarding convertible bonds.

Proposal No.3: Issuance of Stock Acquisition Rights as Stock Options

This proposal was approved as originally submitted.

Under the approval, the Company is authorized to issue without consideration the two types of the stock acquisition rights as stock options to the directors, executive officers and employees of the Company and its subsidiaries. A total of 5 million shares will be issuable upon full exercise of all the stock acquisition rights. The resolution of our Board of Directors or an executive officer designated by a resolution made by our Board of Directors shall determine matters such as the definite schedule of issuance and allocation of the stock acquisition rights.

Proposal No.4: Corporate Stock Repurchase

This proposal was approved as originally submitted.

Under the approval, the Company established a stock repurchase program based on which the Company will be authorized to repurchase up to 100,000,000 shares and ¥150 billion of its common stock.

Proposal No.5: Election of Ten Directors

This proposal was approved as originally submitted.

The five directors, namely Nobuyuki Koga, Hiroshi Toda, Kazutoshi Inano, Masaharu Shibata and Hideaki Kubori, were re-elected and the five directors, namely Takashi Fujita, Shozo Kumano, Haruo Tsuji, Fumihide Nomura and Koji Tajika, were newly elected and they assumed their office.

Member of the Board of Directors (11 members)

Chairman	Junichi Ujiie
Director	Nobuyuki Koga
Director	Hiroshi Toda
Director	Kazutoshi Inano
Director	Takashi Fujita
Director	Shozo Kumano
Director	Masaharu Shibata (*)
Director	Hideaki Kubori (*)
Director	Haruo Tsuji (*)
Director	Fumihide Nomura
Director	Koji Tajika (*)

*outside director

Pursuant to the resolutions at our Board of Directors Meeting held after the closing of the Shareholders’ Meeting, directors constituting members of the Nomination Committee, the Audit Committee and the Compensation Committee and Members of our Board of Executive Officers were elected. In addition, Nobuyuki Koga was elected President and Chief Executive Officer as a representative executive officer and an executive officer with a special title and Hiroshi Toda and Kazutoshi Inano were elected Deputy President as a representative executive officer and an executive officer with a special title. In accordance with the adoption of the Committee System, all of the statutory auditors shall retire from office.

(1) Nomination Committee / Audit Committee / Compensation Committee (Each 3 menbers)

Nomination Committee	Chairman	Junichi Ujiie
Masaharu Shibata (*)
Hideaki Kubori (*)
Audit Committee	Chairman	Haruo Tsuji (*)
Fumihide Nomura
Koji Tajika (*)
Compensation Committee	Chairman	Junichi Ujiie
Masaharu Shibata (*)
Hideaki Kubori (*)

*outside director

(2) Member of the Board of Executive Officers (27 members)

Current Positions	Name
Senior Managing Director	Junichi Ujiie
President & CEO (Representative Executive Officer)	Nobuyuki Koga
Deputy President & COO (Representative Executive Officer)	Hiroshi Toda
Deputy President & Co-COO (Representative Executive Officer)	Kazutoshi Inano
Senior Managing Director	Takashi Tsutsui
Senior Managing Director	Takashi Yanagiya
Senior Managing Director	Kenichi Watanabe
Senior Managing Director	Takumi Shibata
Senior Managing Director	Hiromi Yamaji
Senior Managing Director	Manabu Matsumoto
Senior Managing Director	Yoshifumi Kawabata
Senior Managing Director	Shogo Sakaguchi
Senior Managing Director	Masanori Itatani
Senior Managing Director	Yoshimitsu Oura
Senior Managing Director	Yusuke Yamada
Senior Managing Director	Hitoshi Tada
Senior Managing Director	Kenichi Fukuhara
Senior Managing Director	Yasuo Agemura
Senior Managing Director	Hideyuki Takahashi
Senior Managing Director	Hiroshi Tanaka
Senior Managing Director	Noriyuki Ushiyama
Senior Managing Director	Noriyasu Yoshizawa
Senior Managing Director	Yasuo Yoshihara
Senior Managing Director	Akira Maruyama
Senior Managing Director	Kamezo Nakai
Senior Managing Director	Akio Nakaniwa
Senior Managing Director	Takahide Mizuno

Information on Our Website

The Company publishes its balance sheet and statement of income through our website (http://www.nomura.com/) in stead through public notice.

You can see also recent information including financial information and press releases, proceedings of our general shareholders’ meeting and guidance regarding procedures of stock affairs, etc.

Please kindly see such information on our website.